UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 12, 2002

Adam O. Emmerich
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Re: Raytheon Company
Incoming letter dated January 3, 2002

Dear Mr. Emmerich:

This is in response to your letter dated January 3, 2002 concerning the shareholder proposal submitted to Raytheon by Dr. Allen T. Wolff. We also have received letters on the proponent's behalf dated January 11, 2002 and March 5, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Dr. Allen Wolff
1553 S. Carpenter Road
Brunswick, OH 44212

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

DIRECT DIAL: (212) 403-1234
DIRECT FAX: (212) 403-2234
E-MAIL: AOEMMERICH@WLRK.COM

January 3, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

Raytheon Company, a Delaware corporation ("Raytheon" or the "Company") has received a stockholder proposal (the "Proposal," attached as Exhibit A) from Raytheon stockholder Dr. Alan Wolff, TTEE Wolff Family Revocable Living Trust, and accompanying letter naming John Chevedden as proxy for all stockholder proposal matters (collectively, the "Proponent"), that the Proponent wishes to have included in Raytheon's proxy statement (the "Proxy Statement") for its 2002 annual meeting of stockholders.

The Proposal and its supporting statement do not satisfy certain of the requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Raytheon intends to omit both the Proposal and the supporting statement pursuant to Rule 14(a)-8(i)(10) on the basis that, to the extent the Company does have the power or authority to implement the proposal, it has already substantially implemented it, and alternatively, if the Staff does not agree with Raytheon's position that it has substantially implemented the Proposal, Raytheon intends to omit the Proposal pursuant to Rule 14(a)-8(i)(6), on the basis that it lacks the power or authority to further implement the Proposal. Moreover, the Proposal and the supporting statement contain misleading and/or vague statements in violation of Rule

14a-8(i)(3). Accordingly, on behalf of Raytheon, we hereby submit this statement of reasons for exclusion of the Proposal and its supporting statement from the Proxy Statement, for filing pursuant to 14a-8(j), and hereby request that the Staff confirm that it will not recommend enforcement action against Raytheon should Raytheon omit the Proposal and its supporting statement from the Proxy Statement. Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal, which includes a supporting statement from the Proponent. In addition, pursuant to Rule 14a-8(j)(1), Raytheon has notified the Proponent of its intention to omit the Proposal from the Proxy Statement and has provided to the Proponent a copy of this submission.

The Proposal reads as follows:

RESOLVED:

INDEPENDENT DIRECTORS

Raytheon shareholders request a sustained policy be implemented that the board (and/or management, if applicable) nominate only independent directors to key board committee to the fullest extent possible.

An independent director is a director whose only nontrivial professional, familial or financial connection to the company, its Chairman, CEO or any other executive officer is his or her directorship. Further information on this definition is under "Independent Director Definition" at the Council of Institutional Investors website (www.cii.org).

In addition to the Council of Institutional Investors many equity analysts and portfolio managers support this topic. Institutional Investors own 63% of Raytheon stock.

The key board committees are:

- Audit
- Nominating
- Compensation

This includes the request that any change on this proposal topic be put to shareholder vote as a separate proposal.

The Company Has Already Substantially Implemented the Proposal.

A proposal may be excluded if it will be "substantially implemented" by a company prior to the annual meeting. See Rule 14a-8(i)(10). Last year the Company adopted an expansive set of corporate governance guidelines disclosed in the Company's definitive Proxy Statement dated March 26, 2001. The second governance principle reads as follows: "The Audit Committee, the Management Development and Compensation Committee, the Nominating Subcommittee and the Options Subcommittee consist entirely of independent directors." We believe that this has substantially implemented the Proponent's request that the audit, nominating and compensation committees be comprised of independent directors.

Moreover, the Company has adopted a definition of independence substantially similar to that advocated by the Proponent. The Company's governance principles define an independent director as someone who:

1. has not been employed by the company as an executive officer within the past five years;

2. is not a paid advisor or consultant to the company and derives no financial benefit from any entity as a result of advice or consulting services provided to the company by such entity;

3. is not an executive officer, director or significant stockholder of a significant customer or supplier of the company;

4. has no personal services contract with the company;

5. is not an executive officer or director of a tax-exempt entity receiving more than 5% of its annual contributions from the company; and

6. is not the spouse, parent, child or sibling of an executive officer of the company.

While the Proposal is vague as to its precise definition of independence and as to whether it includes criteria in addition to that specified, we believe that the Company's definition of independence is more restrictive than that advocated by the Proponent. Accordingly, the Company believes that its key committees are already, in practice, comprised of independent directors as defined by the Proponent and that the Proposal has been substantially implemented. The Staff has, under similar circumstances, permitted the exclusion of a very similar proposal on Rule 14a-8(i)(10) grounds. See *AMR Corp.* (available Apr. 17, 2000).

To the Extent the Proposal has not Been Implemented, the Company Lacks the Authority to Implement the Proposal.

As discussed above, to the extent it is capable, the Company has implemented the Proposal; further implementation of the Proposal is beyond the Company's authority to effectuate. The election of directors of a Delaware corporation is exclusively the province of the stockholders; it is not within the power of the Company or its Board to guarantee or enforce the election of any particular person or type of person as a director at the annual meeting. If the Proposal were approved, each director who failed to meet the Proponent's standards would be prohibited from serving on the specified key committees, even though that director may be perfectly qualified to serve generally on the board. Thus, the Company may be faced with a situation in which it has a fully-staffed board but has no directors that would be "qualified" under the Proposal to serve on the specified key committees.

The Staff has agreed to permit a company to exclude a proposal virtually identical to the Proposal on these grounds in *Boeing Co.* (available Mar. 6, 2000), and again, most recently, in *PG&E* (available Jan. 22, 2001) (the "PG&E Letter") and in *Mattel, Inc.* (available Mar. 21, 2001) (the "Mattel Letter"). In the PG&E Letter and the Mattel Letter, the stockholder proposals, each of which also was authored by the Proponent, provided that "shareholders recommend a bylaw that Independent Directors are appointed for all future openings on Key Board Committees to enhance management oversight. The key board committees include: audit, nomination, and compensation committees." PG&E and Mattel argued that it was not within the power of the corporation or its board to guarantee or enforce the election of any particular person or type of person as a director at the annual meeting. PG&E and Mattel concluded that, since its board lacked the authority to implement this proposal, the proposal could be excluded under Rule 14a-8(i)(6). The Staff agreed with this position, finding that "it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria." The Proposal in our case contains language substantially similar to the proposal in the PG&E Letter. We believe, therefore, that Raytheon may exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(6).

<u>The Proposal and the Supporting Statement are False and Misleading</u>

Rule 14a-8(i)(3) permits the omission of a stockholder proposal "[i]f the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." The Company believes that both the Proposal and the supporting statement violate Rule 14a-9 in a number of significant respects and that the Proposal may therefore be omitted under Rule 14a-8(i)(3). In prior no-action letters, the Staff has found it proper to omit certain stockholder proposals pursuant to Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3), where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See *Philadelphia Electric Co.* (available July 30, 1992).

The Proponent is well aware of the requirements of Rule 14a-8(i)(3) as each year the Staff has repeatedly found it proper to omit a number of previous proposals and statements of the Proponent based on this rule. See e.g. *Honeywell International Inc.* (available October 26, 2001); *APW Ltd.* (available October 17, 2001); *Electronic Data Systems Corporation* (available September 28, 2001); *General Motors Corporation* (available April 10, 2000); *The Home Depot, Inc.* (available April 4, 2000); *Electronic Data Systems Corporation* (available March 24, 2000); *The Boeing Company* (available March 6, 2000); *Honeywell International Inc.* (available March 2, 2000); *Sempra Energy* (available February 29, 2000); *Caterpillar Inc.* (available January 13, 2000); *Raytheon Company* (March 9, 1999); and *The Boeing Company* (available February 23, 1999). Moreover, we believe that this Proposal and supporting statement "will require detailed and extensive editing in order to bring [it] into compliance with the proxy rules" and accordingly we recommend that the Staff "find it appropriate for [the Company] to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *Staff Legal Bulletin No. 14* (July 13, 2001).

The Proponent's reference in the Proposal to the Council of Institutional Investors website (www.cii.org) as a source for further information regarding the definition of Independent Directors is false and misleading. There is nothing on this particular web page with regards to independent directors, while we are aware the Council maintains other pages (some of which may be accessed through the referenced page) that may contain potentially relevant information, this page does not. As the Staff has noted, a website address may be excluded because the "information contained on the website may be . . . irrelevant to the subject matter of the proposal." *Staff Legal Bulletin No. 14* (July 13, 2001).

The Proponent goes on to make an unsupported (and irrelevant) factual assertion that Raytheon is 63% owned by institutional investors. Without support it is unclear as to how the Proponent derived this number (Raytheon neither tabulates nor reports the characteristics of its stockholders), or as to which date it speaks. We are not aware of a single institutional investor who has publicly endorsed the Proponent, his tactics or his proposals. Accordingly, to include this unsupported assertion would be false and misleading. Similarly the Proponent claims that "many equity analysts and portfolio managers support this topic" without citation or other support. To imply that the Proponent has the backing of these constituencies is similarly false and misleading.

The supporting statement makes the assertion that "This proposal is significant because it is believed that under current rules, non-independent directors as determined by the above definition, could be nominated to key board committees at almost any time in the future." As discussed above, this is incorrect, Raytheon has an established corporate governance policy which mandates that independent directors be nominated to the committees the Proponent has identified as key. Moreover, Raytheon has a policy of publicly disclosing any divergence from the policy in the committee membership and providing an explanation for the divergence (see e.g. Raytheon 2001 Proxy, disclosing possibility that former Senator Warren Rudman might not be considered independent as defined in the policy).

The supporting statement continues with the statement that "I believe that the long-term independent oversight of our management is key to addressing a sustained Raytheon recovery in each business division." This statement implies a false and misleading link between the Proposal and Raytheon's performance. The Proponent fails to support his statements as to how the Proposal would achieve "long-term independent oversight" or even if achieved, how this would address a "sustained recovery in each business division."

The supporting statement mischaracterizes the company as a "public trust." Raytheon is a corporation incorporated under the laws of the State of Delaware. While the Company is highly cognizant of its many constituents, it is in no way a "public trust" and any representation to the contrary is false and misleading. The Proposal next implies that senior executives have a duty of "prudence." It is unclear from whence the Proponent believes this duty derives, however without support it too is false and misleading.

The supporting statement cites The Wall Street Journal for the quotation, "A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance." The Proponent has been previously admonished by the Staff not to include this statement without a more specific reference to the publication. See *Lockheed Martin Corporation* (available Feb. 5, 2001). We respectfully request that the Staff take note of the Proponent's continued use of this same false and misleading statement. This statement is additionally false and misleading as it implies that Raytheon does not have "good corporate governance," a characterization with which the Company strongly disagrees. The supporting statement next makes the irrelevant factual assertion that "This topic won 45% approval at the PG&E (PCG) 2000 shareholder meeting" with a web site link to the text of that proposal. It is not intuitively clear why the vote of the stockholders of PG&E is at all relevant to the Raytheon stockholders, nor has proponent taken any steps to provide a context for this assertion.

For the foregoing reasons, Raytheon intends to omit the Proposal and the supporting statement, and hereby requests that the Staff confirm that it will not recommend enforcement action against Raytheon should Raytheon omit the Proposal and its supporting statement from the Proxy Statement.

*　　*　　*

If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 403-1234 or David Shapiro of this office at (212) 403-1314, or Jack Kapples, Vice President and Secretary, Raytheon Company at (781) 860-2103 or Jane Freedman, Counsel, Raytheon Company at (781) 860-2668. If the Staff does not agree with the conclusions set forth herein, please contact me, David Shapiro, Jack Kapples or Jane Freedman before you issue any formal written response.

Very truly yours,

Adam O. Emmerich

/sl
Attachment

cc: Dr. Alan Wolff
John Chevedden

Exhibit A

? – FOR INDEPENDENT DIRECTORS on KEY COMMITTEES

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including each ballot. This is in the interest of clarity.]

This rule 14a-8 proposal is submitted to Raytheon Company (RTN) Chairman Daniel Burnham and Raytheon directors by Dr. Allen Wolff, 1553 S. Carpenter Road, Brunswick, OH 44212.

Resolved:

INDEPENDENT DIRECTORS

Raytheon shareholders request a sustained policy be implemented that the board (and/or management, if applicable) nominate only independent directors to key board committees to the fullest extent possible.

An independent director is a director whose only nontrivial professional, familial or financial connection to the company, its Chairman, CEO or any other executive officer is his or her directorship. Further information on this definition is under "Independent Director Definition" at the Council of Institutional Investors website (*www.cii.org*).

In addition to the Council of Institutional Investors many equity analysts and portfolio managers support this topic. Institutional Investors own 63% of Raytheon stock.

The key board committees are:

- Audit
- Nominating
- Compensation

This includes the request that any change on this proposal topic be put to shareholder vote – as a separate proposal.

Supports sustained independent oversight

This proposal is significant because it is believed that under current rules, non-independent directors as determined by the above definition, could be nominated to key board committees at almost any time in the future. I believe that the long-term independent oversight of our management is key to addressing a sustained Raytheon recovery in each business division.

The management of our company is a public trust with so many employees, pensioners, institutional investors and our national defense depending on it. I believe that the duty of our senior executives to loyalty and prudence will be safeguarded by improved independent oversight from the 3 key board committees.

What incentive is there for good corporate governance – highlighted by independent directors on key committees?

A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance.

Source: *Wall Street Journal*

This topic won 45% approval at the PG&E Corporation (PCG) 2000 shareholder meeting.

The text of the PG&E proposal, with further information on potential conflicts for non-independent directors, is available at The Corporate Library website:
www.thecorporatelibrary.com

At this URL page:
http://asp.thecorporatelibrary.net/proposals/2000/FullText.asp?Company_ID=12826&Resolution_ID=207&Proxy_Season=2000

This proposal is consistent with the growing focus on independent directors formally cited by Bradley Davis at the American Society of Corporate Secretaries Technology Seminar, March 2001:

> Companies, both public and private, are placing increasing value on the expertise and perspective that independent directors can bring to their boards.

To recover and maintain shareholder value vote yes:

FOR INDEPENDENT DIRECTORS on KEY COMMITTEES
YES ON 7

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 11, 2002

Via UPS Letter

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Dr. Allan Wolff Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to the Raytheon Company (RTN) no action request (NAR). It is believed that RTN must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet its burden of proof standard:

1) Lack of adequate elaboration:
The company appears to claim that it has fully implemented this topic – but no-way can the company continuing to do so and/or implement a similar topic.
2) Company Fallacy:
When a shareholder proposal states "nominate" it is to be treated as though it states that election must be guaranteed, according to rule 14a-8 interpretation.
3) Evidence lacking under burden of proof standard:
There is no exhibit of the "Company's governance principles" and the formal words that describe the specific directors that the principles apply to.
4) The company leaves it to conjecture whether the directors, Mr. Rudman and Mr. Meirelles serve on key committees. These directors were reported as having links with the company in 2001 that could be outside the independence standards claimed by the company.
5) Company Fallacy:
A corporate governance website is irrelevant to a corporate governance proposal.
6) Company Fallacy:
Corporate governance standards and principles, on a corporate governance website, are irrelevant to a corporate governance proposal.
7) Company Fallacy:
When a company has a public policy to give notice of not meeting a requirement, it is conclusive that:
A) The company does not need to meet that requirement and
B) Shareholders are excluded from requesting that the company meet that requirement.

8) Company Fallacy:
When a company does not "tabulate" information, it is conclusive that no accurate information exists.
9) Ignoranceis claimedto be a company asset to excludetext:
A person with internet access and 5-minutes can obtain information on the percentage of company investors who are institutional investors – but this challengehas apparently not been attempted by the company – but apparently this company ignoranceis considered a good way to excludetext.
10) Company Fallacy:
An expressed investor beliefmust be supported by an elaborationto address two or more issues.
11) Appears to need further explanation:
A company that supplies billions in defense product to the U.S. Government, while American lives are at risk in ongoingcombat operations, can no-way be considered a public trust.
12) Company Fallacy:
Stating that directors have a duty of prudence can be treated as a false statement according to rule 14a-8 interpretation.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
Shareholder
cc: RTN
Dr. Allan Wolff

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

March 5, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and ExchangeCommission
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Dr. Allan Wolff Proposal

Ladies and Gentlemen:

This is submitted to further support the January 11, 2002 and February 1, 2002 responses to the company no action letter.

The March 1, 2002 company opposing text to this proposal illustrates the double standard that the company promotes for company text and undermines the company critique of shareholder text. After a rigorous critique of shareholder text the company may have forsaken reasonable standards of accuracy, credibility and support in its own text.

In other words the company seems to preach strict regulatory enforcement for shareholder text while practicing a lose standard for company text.

Thus it is possible that the company will issue a false and/or misleading definitive proxy. The following changes are believed needed in the company opposing text to be consistent with rule 14a-8 and 14-9:

Paragraph 2

• Eleven of the 13 members of the Board are independent directors.

Leads to the conclusion that the directors are independent by the same standard as defined in the shareholder proposal that precedes.

False, misleading, unsupported and confusing.

Paragraph 3

• This proposal would be redundant with current practices in the best case.

Then current practices must be needlessly confusing or this point is irrelevant since text that follows implicitly claims confusion now.

• Company confusion from differing standards of independence for different committees

The board already has different standards for different committees.

The company implicitly claims the directors are not qualified when it claims directors could be confused by an enhancement of an existing practice.

It is not credible to find fault with shareholder text by implicitly stating that the board is not qualified.

The above is added to the text submitted on January 11, 2002 which follows and has minor changes:

This is respectfully submitted in response to the Raytheon Company (RTN) no action request (NAR). It is believed that RTN must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet its burden of proof standard:

1) Lack of adequate elaboration:
The company appears to claim that it has fully implemented this topic – but no-way can the company continuing to do so and/or implement a similar topic.
2) Company Fallacy:
When a shareholder proposal states "nominate" it is to be treated as though it states that election must be guaranteed, viewed according to rule 14a-8 interpretation.
3) Evidence lacking under burden of proof standard:
There is no exhibit of the "Company's governance principles" and the formal words that describe the specific directors that the principles apply to.

4) The company leaves it to conjecture whether the directors, Mr. Rudman and Mr. Meirelles serve on key committees. These directors were reported as having links with the company in 2001 that could be outside the independence standards claimed by the company.
5) Company Fallacy:
A corporate governance website is irrelevant to a corporate governance proposal.
6) Company Fallacy:
Corporate governance standards and principles, on a corporate governance website, are irrelevant to a corporate governance proposal.

7) Company Fallacy:
When a company has a public policy to give notice of not meeting a requirement, it is conclusive that:

A) The company does not need to meet that requirement and
B) Shareholders are excluded from requesting that the company meet that requirement.

8) Company Fallacy:
When a company does not "tabulate" information, it is conclusive that no accurate information exists.
9) Ignorance is claimed to be a company asset to exclude text:
A person with internet access and 5-minutes can obtain information on the percentage of company investors who are institutional investors – but this challenge has apparently not been attempted by the company – but apparently this company ignorance is considered a good way to exclude text.

10) Company Fallacy:
An expressed investor belief must be supported by an elaboration to address two or more issues.
11) Appears to need further explanation:
A company that supplies billions in defense product to the U.S. Government, while American lives are at risk in ongoing combat operations, can no-way be considered a public trust.

12) Company Fallacy:
Stating that directors have a duty of prudence can be treated as a false statement according to rule 14a-8 interpretation.

Sincerely,

John Chevedden
Shareholder
cc: RTN
Dr. Allan Wolff

Your directors recommend a vote AGAINST this proposal.

(1) Raytheon believes that this proposal has been substantially implemented and therefore recommends that you vote against the proposal. The company currently has a Board of Directors committee which recommends candidates to stand for election to the Board and Board committees. This committee is the Nominating Subcommittee of the Governance Committee of the Board of Directors and is described in detail on page __. The Nominating Subcommittee also makes recommendations to the Board regarding the size and composition of the Board and Board committees and also establishes procedures for the nomination process.

(2) Raytheon has also adopted a comprehensive set of Corporate Governance Guidelines which are described in detail on page __. The Corporate Governance Guidelines prescribe that the Audit Committee, the Management Development and Compensation Committee, the Nominating Subcommittee and the Options Subcommittee be composed entirely of independent directors. There is one temporary exception to this policy. Please refer to the discussion on page __ regarding Senator Rudman. The Corporate Governance Guidelines also state that a substantial majority of the entire board of directors should be independent. The Corporate Governance Guidelines also provide a detailed definition of independence which the Company believes is substantially similar to the definition proposed by the shareholder. Currently, eleven of the thirteen members of the Board of Directors are independent directors.

(3) Raytheon believes that adoption of the proposal would in the best case be redundant with current practices. In addition, Raytheon believes that the proposal if adopted could create unnecessary confusion through the use of differing definitions of independence for different committees and for the board as a whole. While we are in agreement with the shareholder on the need for independent audit, nominating and compensation committees, given our existing committee and governance practices, we recommend that you vote against the proposal.

The Board of Directors recommends that stockholders vote AGAINST the adoption of this proposal. Proxies solicited by the Board of Directors will be so voted unless stockholders otherwise specify in their proxies.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 12, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated January 3, 2002

The proposal requests that Raytheon implement a sustained policy that the board nominate only independent directors to key board committees to the fullest extent possible.

We are unable to concur in your view that Raytheon may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise "(www.cii.org)" to provide a citation to a specific source for the definition referenced;
- delete "Institutional Investors own 63% of Raytheon Stock";
- revise the statement that begins "In addition to . . . " and ends " . . . support this topic" to provide an accurate citation to a specific source;
- delete the sentence that begins "The management of our company . . . " and ends " . . . depending on it";
- provide factual support in the form of a reference to a specific edition of the Wall Street Journal for the statement that begins "A survey by McKinsey . . . " and ends " . . . good corporate governance," or the discussion that begins "What incentive . . . " and ends " . . . Wall Street Journal" may be deleted; and
- delete the discussion that begins "This topic won 45% . . ." and ends " . . . season = 2000."

Accordingly, unless the proponent provides Raytheon with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Raytheon omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Raytheon may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Raytheon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to conclude that Raytheon has met its burden of establishing that Raytheon has substantially implemented the proposal. Accordingly, we do not believe that Raytheon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee
Attorney-Advisor